February 17, 2011
VIA EDGAR
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Ms. Kate Beukenkamp, Attorney-Advisor
Mr. Larry Spirgel, Assistant Director

RE:	National American University Holdings, Inc.
Form 10-K
Filed August 18, 2010
Proxy Statement
Filed September 27, 2010
File No. 001-34751
Dear Ms. Beukenkamp:
On behalf of National American University Holdings, Inc. (“NAU Holdings”), this letter is being submitted in reference to the U.S. Securities and Exchange Commission’s letter to Dr. Ronald L. Shape, Chief Executive Officer of NAU Holdings, dated February 4, 2011 (the “Comment Letter”).
While NAU Holdings is working expeditiously to respond to the Comment Letter, we would respectfully request additional time to respond through an extension of ten business days to respond to the inquiries contained in the Comment Letter. NAU Holdings currently anticipates submitting a response to the Comment Letter on or before March 7, 2011.
Please do not hesitate to contact me at (612) 632-3379 with any concerns you may have regarding the timetable described above. Thank you.
GRAY, PLANT, MOOTY,
     MOOTY & BENNETT, P.A.

By	/s/ Mark D. Williamson Mark D. Williamson

cc:	Dr. Ronald L. Shape Chief Executive Officer, Chief Financial Officer Dr. Samuel D. Kerr Provost, Secretary and General Counsel National American University Holdings, Inc.

Gray, Plant, Mooty, Mooty & Bennett, P.A.
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